Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-178081 Dated March 6, 2013
Trigger Jump Securities due March 20, 2014 Based on the Performance of the Brazilian Real Relative to the U.S. Dollar (Bullish BRL / Bearish USD)

HYPOTHETICAL PAYOUTS ON THE SECURITIES AT MATURITY

Please read the sections entitled “How the Trigger Jump Securities Work” and “Hypothetical Payouts on the Securities at Maturity” in the accompanying preliminary pricing supplement for examples of how to calculate the currency performance and the payment at maturity. The examples are provided for illustrative purposes only. The actual initial exchange rate will be determined on the pricing date and the final exchange rate will be determined on the valuation date. All payments on the securities are subject to the credit risk of Morgan Stanley.

KEY RISKS / CONSIDERATIONS

•   The securities do not pay interest or guarantee return of any principal.
•   The currency performance formula will diminish any appreciation and magnify any depreciation of BRL relative to the dollar.
•   Appreciation potential is fixed and limited to the two-part upside payment feature.
•   The securities are subject to currency exchange risk.
•   The securities are exposed to a single emerging markets currency and therefore expose you to significant non-diversified currency risk.
•   The securities will not be listed on any securities exchange and secondary trading may be limited.
•   The market price of the securities may be influenced by many unpredictable factors.
•   The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.
•   Government intervention in the currency markets could materially and adversely affect the value of the securities.
•   Even though currencies trade around-the-clock, the securities will not.
•   Suspension or disruptions of market trading in the Brazilian real may adversely affect the value of the securities.
•   The inclusion of commissions and the cost of hedging, including the projected profit from the hedging, in the original issue price is likely to adversely affect secondary market prices.
•   The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the securities.
•   Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the securities.
•   Additional risk factors can be found in the accompanying preliminary pricing supplement and the following pages of this document.
KEY TERMS
Issuer	Morgan Stanley
Expected maturity date	March 20, 2014
Interest	None
Underlying currency	Brazilian real (“BRL”)
Payment at maturity
•   If the currency performance is greater than or equal to zero, which means that the Brazilian real has remained unchanged or strengthened relative to the U.S. dollar:

$1,000 + upside payment;

•   If the currency performance is less than zero but greater than or equal to –15%, which means that the Brazilian real has weakened relative to the U.S. dollar by no more than 15%:

$1,000

•   If the currency performance is less than –15%, which means that the Brazilian real has weakened relative to the U.S. dollar by more than 15%:

$1,000 x (1 + currency performance)

Because the currency performance will be less than –15% in this scenario, this amount will be less than $850 and could be zero.

Upside payment	• If the currency performance is greater than or equal to 3%, $250 • If the currency performance is greater than or equal to zero but less than 3%, $50
Downside threshold value	–15%
Currency performance
1 – (final exchange rate / initial exchange rate)

This formula does not limit the negative currency performance and you could lose your entire initial investment in the securities. See “How Does the Currency Performance Formula Work?” and “Hypothetical Payouts on the Securities at Maturity––Examples 4 and 5” in the accompanying preliminary pricing supplement.

Initial exchange rate	The exchange rate on the pricing date
Final exchange rate	The exchange rate on the valuation date
Exchange rate
On any currency business day, the rate for conversion of the Brazilian real into U.S. dollars (expressed as the number of units of BRL per one U.S. dollar), as determined by reference to the rate displayed on the reference source on such currency business day.

Reference source	Reuters page “BRFR”
Expected valuation date	March 17, 2014, subject to adjustment for non-currency business days
CUSIP / ISIN	61747WAR0 / US61747WAR07
Listing	The securities will not be listed on any securities exchange
Agent
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

The securities are for investors who seek a Brazilian real-based return, and who are willing to risk their principal, forgo current income and some upside and be subject to the method of calculating the currency performance as described below in exchange for the two-part upside payment feature that applies to a limited range of performance of the Brazilian real.

Senior unsecured obligations of Morgan Stanley expected to mature on March 20, 2014. All payments on the securities are subject to the credit risk of Morgan Stanley.
Minimum ticketing size of $10,000; denominations of $1,000 and integral multiples thereof.

The securities are expected to price on or about March 8, 2013 and are expected to settle on or about March 13, 2013. Fees and Commissions:
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1% for each security it sells. In addition, JPMorgan Chase Bank, N.A. will purchase securities from Morgan Stanley & Co. LLC for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

The hypothetical returns set forth above are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the securities. You should read this document together with the accompanying preliminary pricing supplement describing the offering, including the sections entitled “How Do Exchange Rates Work?”, “How Does the Currency Performance Formula Work?” and “Historical Information” (including the historical BRL/USD exchange rates), before you decide to invest.	1

Trigger Jump Securities due March 20, 2014 Based on the Performance of the Brazilian Real Relative to the U.S. Dollar (Bullish BRL / Bearish USD)

Risk Factors

The securities are not secured debt, are riskier than ordinary debt securities, do not pay any interest, and unlike ordinary debt securities, do not guarantee the return of any principal at maturity. Investing in the securities is not equivalent to investing in the Brazilian real or the U.S. dollar. This section describes the most significant risks relating to the securities. For a complete list of risk factors, please see the accompanying preliminary pricing supplement, prospectus supplement and prospectus. You should carefully consider whether the securities are suited to your particular circumstances before you decide to purchase them.

The securities do not pay interest or guarantee return of any principal.  The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest and do not guarantee the return of any of the principal amount at maturity. Instead, at maturity, you will receive for each $1,000 stated principal amount of securities that you hold an amount in cash based on the currency performance. If the Brazilian real weakens relative to the U.S. dollar by more than 15%, the payout at maturity will be an amount in cash that is less than the $1,000 stated principal amount of each security by an amount proportionate to the negative currency performance, and you will some or all of your investment. You could lose your entire initial investment in the securities. See “How the Trigger Jump Securities Work” in the accompanying preliminary pricing supplement.

The currency performance formula will diminish any appreciation and magnify any depreciation of the Brazilian real relative to the U.S. dollar.  The securities do not provide the same return that would be achieved by converting a notional amount of U.S. dollars into the BRL at the initial exchange rate and then, on the valuation date, converting the resulting amount of the BRL back into U.S. dollars at the final exchange rate. Instead, the return on the securities will be determined by reference to the payment at maturity and the currency performance formula described in this document. Using this formula, any appreciation of the Brazilian real relative to the U.S. dollar will be diminished while any depreciation of the Brazilian real relative to the U.S. dollar will be magnified, in each case, as compared to direct investment in the Brazilian real. Moreover, the diminishing effect on any appreciation of the Brazilian real relative to the U.S. dollar increases as the currency performance increases, and the magnifying effect on any depreciation of the Brazilian real relative to the U.S. dollar increases as the currency performance decreases. Accordingly, your payment at maturity may be less than direct investment in the Brazilian real.

Appreciation potential is fixed and limited to the two-part upside payment feature.  Where the currency performance is greater than or equal to zero, the appreciation potential of the securities is limited to the fixed upside payment (i) if the currency performance is greater than or equal to 3%, $250 per security or (ii) if the currency performance is greater than or equal to zero but less than 3%, $50 per security even if the Brazilian real has appreciated substantially against the U.S. dollar. These amounts are each fixed and not proportional to the percentage appreciation of the Brazilian real. See “How the Trigger Jump Securities Work” in the accompanying preliminary pricing supplement.

The securities are subject to currency exchange risk.  Fluctuations in the exchange rate between the U.S. dollar and the Brazilian real will affect the value of the securities. The exchange rate between the Brazilian real and the U.S. dollar is volatile and is the result of numerous factors specific to Brazil and the United States including the supply of, and the demand for, the two currencies, as well as government policy, intervention or actions, but is also influenced significantly from time to time by political or economic developments and by macroeconomic factors and speculative actions related to different regions. Changes in the exchange rate results over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil and the United States, including economic and political developments in other countries. Of particular importance to potential currency exchange risk are: (i) existing and expected rates of inflation; (ii) existing and expected interest rate levels; (iii) the balance of payments; and (iv) the extent of governmental surpluses or deficits in Brazil and the United States. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil and the United States and other countries important to international trade and finance. The weakening of the Brazilian real relative to the U.S. dollar will adversely affect the value of the securities and the return on an investment in the securities.

The securities are exposed to a single emerging markets currency and therefore expose you to significant non-diversified currency risk.  An investment in the securities is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the Brazilian real, relative to the U.S. dollar. The securities do not provide diversified exposure to currencies generally. As an emerging markets currency, the Brazilian real is subject to an increased risk of significant adverse fluctuations in value. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the securities.

The exchange rate between the Brazilian real and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Brazil or elsewhere, and by macroeconomic factors and speculative actions. The exchange rate is freely negotiated, but may be influenced from time to time by intervention by the Central Bank of Brazil. From 1995 to 1999, the Central Bank of Brazil allowed the gradual devaluation of the Brazilian real relative to the U.S. dollar. In 1999, the Brazilian real suffered a currency crisis with significant devaluation. Subsequently, the Central Bank of Brazil allowed the exchange rate to float freely, although subject to frequent intervention by the Central Bank of Brazil to manipulate the exchange rate between the Brazilian real and the U.S. dollar as well as to regulate the flow of the Brazilian real into and out of the country. Since then, the exchange rate has fluctuated considerably. In 2009, the Brazilian real depreciated sharply against the U.S. dollar but has since recovered somewhat. The Brazilian real is not freely convertible into foreign currencies. While there have been some initial steps taken in the last few years to move towards a more free convertibility, the Central Bank of Brazil still requires the registration of all trades on its system (Sisbacen) among other restrictions. In addition, the Central Bank of Brazil has been known to conduct regular interventions to smooth volatility. Factors that might affect the likelihood of the government’s imposing exchange control restrictions include the extent of Brazil’s foreign currency reserves, the size of Brazil’s debt service burden relative to the economy as a whole, economic conditions in Brazil’s major export markets, changes in international prices of commodities, Brazil’s policy towards the International Monetary Fund, and political constraints to which Brazil may be subject.

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Trigger Jump Securities due March 20, 2014 Based on the Performance of the Brazilian Real Relative to the U.S. Dollar (Bullish BRL / Bearish USD)

Risk Factors

By offering these securities, we are not expressing a view as to whether the Brazilian real will strengthen or weaken relative to the U.S. dollar and we or our affiliates may release research or recommendations that are inconsistent with purchasing or holding the securities.

The securities will not be listed on any securities exchange and secondary trading may be limited. The securities will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the securities. Our affiliate, Morgan Stanley & Co. LLC, which we refer to as MS & Co., may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

The market price of the securities may be influenced by many unpredictable factors.  Several factors, some of which are beyond our control, will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market. As noted above, we expect that the exchange rate between the Brazilian real and the U.S. dollar on any day will affect the value of the securities more than any other single factor. Other factors that may influence the value of the securities include: (i) the volatility (frequency and magnitude of changes in value) of the exchange rate between the Brazilian real and the U.S. dollar; (ii) interest and yield rates in the U.S. and Brazil; (iii) geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the Brazilian real or currencies markets generally and that may affect the final exchange rate; (iv) the time remaining to the maturity of the securities; and (v) any actual or anticipated changes in our credit ratings or credit spreads. Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the stated principal amount if, at the time of sale, the Brazilian real has weakened relative to the U.S. dollar or if interest rates rise.

The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.  You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

Government intervention in the currency markets could materially and adversely affect the value of the securities.  Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. As described above, governments, including those of Brazil and the United States, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the securities is that their liquidity, trading value and amount payable could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment or change made during the term of the securities in the event that the floating exchange rate between the BRL and the U.S. dollar should become fixed. Nor will there be any offsetting adjustment or change in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Brazilian real or the U.S. dollar, or any other currency. Any significant changes or governmental actions with respect to the Brazilian real, the U.S. dollar or any other currency that result in a weakening of the BRL relative to the U.S. dollar will adversely affect the value of the securities and the return on a U.S. dollar investment in the securities.

In addition, if the Brazilian real is lawfully eliminated, converted, redenominated or exchanged by Brazil during the term of the securities, the calculation agent, in its sole discretion, will determine the exchange rate (or make such adjustment to the exchange rate or BRL principal amount, as required) on each subsequent valuation date, and such determinations may adversely affect the amount payable to you on an interest payment date, at maturity or upon acceleration.

Even though currencies trade around-the-clock, the securities will not.  The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the securities, if any trading market develops, will not conform to the hours during which the BRL and/or the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the securities. The possibility of these movements should be taken into account in relating the U.S dollar value of the securities to those in the underlying foreign exchange markets. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the exchange rate between the Brazilian real and the U.S. dollar used in calculating any payment due to you under the securities. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

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Trigger Jump Securities due March 20, 2014 Based on the Performance of the Brazilian Real Relative to the U.S. Dollar (Bullish BRL / Bearish USD)

Risk Factors

Suspension or disruptions of market trading in the Brazilian real may adversely affect the value of the securities. The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could adversely affect the exchange rate between the Brazilian real and the U.S. dollar, including by significantly widening the bid/offer spread, and therefore, the payments on the securities and the value of the securities in the secondary market.

The inclusion of commissions and the cost of hedging, including the projected profit from the hedging, in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the securities at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the securities and the cost of hedging our obligations under the securities that are included in the original issue price. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the securities or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the securities.  As calculation agent, Morgan Stanley Capital Services LLC, which we refer to as MSCS, will determine the initial exchange rate, the final exchange rate and the currency performance and will calculate the amount you will receive at maturity. Determinations made by MSCS in its capacity as calculation agent, including with respect to the determination of an exchange rate under certain circumstances as described in the accompanying preliminary pricing supplement, may affect the payout to you at maturity.

Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the securities.  One or more of our subsidiaries expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the Brazilian real), including trading in futures, forwards and/or options contracts on the Brazilian real as well as in other instruments related to the Brazilian real. Some of our subsidiaries also trade the Brazilian real and other financial instruments related to the Brazilian real on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could increase the value of the Brazilian real relative to the U.S. dollar on the pricing date and, as a result, could increase the value relative to the U.S. dollar that the Brazilian real must attain on the valuation date so that you do not suffer a loss on their initial investment in the securities. Additionally, such hedging or trading activities during the term of the securities could potentially affect the Brazilian real/U.S. dollar exchange rate on the valuation date and, accordingly, the amount of cash you will receive at maturity.

United States federal tax consequences. Please read the discussion of United States federal tax consequences, and any related risk factors, in the preliminary pricing supplement describing the terms of the securities.

You can review a graph setting forth the historical performance of the underlying currency in the preliminary pricing supplement describing the terms of the securities. You cannot predict the future performance of the Brazilian real relative to the U.S. dollar based on its historical performance.

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Trigger Jump Securities due March 20, 2014 Based on the Performance of the Brazilian Real Relative to the U.S. Dollar (Bullish BRL / Bearish USD)

Important Information

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley & Co. LLC, Morgan Stanley & Co. International PLC, Morgan Stanley MUFG Securities Co., Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited (together with their affiliates, hereinafter “Morgan Stanley”), but is not a product of Morgan Stanley's Equity Research or Fixed Income Research Departments. This communication is a marketing communication and is not a research report, though it may refer to a Morgan Stanley research report or the views of a Morgan Stanley research analyst. We are not commenting on the fundamentals of any companies mentioned. Unless indicated, all views expressed herein are the views of the author’s and may differ from or conflict with those of the Morgan Stanley Equity Research or Fixed Income Research Departments or others in the Firm.

Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice, including within the meaning of Section 975 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

This material is not (and should not be construed to be) investment advice (as defined under ERISA or similar concepts under applicable law) from Morgan Stanley with respect to an employee benefit plan or to any person acting as a Fiduciary for an employee benefit plan, or as a primary basis for any particular plan investment decision. These materials have been based upon information generally available to the public from sources believed to be reliable. No representation is given with respect to their accuracy or completeness, and they may change without notice. Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials. Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal or proprietary positions (long or short) in and effect transactions in securities of companies or trading strategies mentioned or described herein and may also perform or seek to perform investment banking, brokerage or other services for those companies and may enter into transactions with them. We may at any time modify or liquidate all or a portion of such positions and we are under no obligation to contact you to disclose any such intention to modify or liquidate or any such modification or liquidation. Morgan Stanley acts as “prime broker” and lender for a number of hedge funds. As a result, Morgan Stanley may indirectly benefit from increases in investments in hedge funds. Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation. We remind investors that these investments are subject to market risk and will fluctuate in value. The investments discussed or recommended in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. Where an investment is denominated in a currency other than the investor’s currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. Transaction costs (such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed. Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs and changes to the assumptions set forth herein may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. By submitting this communication to you, Morgan Stanley is not advising you to take any particular action based on the information, opinions or views contained herein, and acceptance of such document will be deemed by you acceptance of these conclusions. You should consult with your own municipal, financial, accounting and legal advisors regarding the information, opinions or views contained in this communication.

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